                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                                                Commission File Number 001-12338


                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: December 31, 1998
                  -------------------

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

Vesta Insurance Group, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

3760 River Run Drive
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City, State and Zip Code

Birmingham, Alabama 35243
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                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)


The Company has recently discontinued its commercial and reinsurance lines of business. The complexities in presenting these as discontinued operations and the Company's ongoing evaluation of the recoverability of its goodwill will prevent the Company from completing its 1998 annual report on Form 10-K within the time period prescribed for the filing of such Form 10-K without unreasonable effort and expense.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Donald W. Thornton              (205)                 970-7000
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

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(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
================================================================================


     The consolidated financial statements of the Company to be included in the report, which is the subject of this filing, will differ materially from the consolidated financial statements for the period ended December 31, 1997 as filed in the Company's Form 8-K filed on August 19, 1998. The significant differences related to the discontinued operations of the commercial and reinsurance segments, the recoverability of the goodwill associated with the Company's 1997 acquisition of Anthem Casualty Insurance Group ("Shelby") and reasons previously discussed in the Company's interim filings with the Securities and Exchange Commission. The Company and its auditors have determined that the discontinuance must be accounted for in accordance with APB 30 "Reporting the Results of Discontinued Operations." Due to the timing of the Company's decision to discontinue significant portions of the reinsurance and commercial segments, the Company is still in the process of determining the amounts to be reported as discontinued operations. The discontinuance of the commercial segment and the related deterioration of the operating results of Shelby have resulted in performance of recoverability analysis of the goodwill associated with the acquisition in accordance with FAS 121 "Accounting for the Impairment of Long-Lived Assets and Assets to be Disposed Of." Because of the uncertainty of the previously discussed items, the Company is unable to reasonably estimate the differences between the 1997 and 1998 results of the operations.



                          Vesta Insurance Group, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     April 1, 1999                  By /s/ James E. Tait
    ------------------------------        --------------------------------------
                                          James E. Tait - Executive
                                          Vice President and Chief
                                          Financial Officer

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                           ATTACHMENT TO PART II(c)


                                 April 1, 1999


Vesta Insurance Group, Inc.
3760 River Run Drive
Birmingham, Alabama 35243


Gentlemen:

        Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities and Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Vesta Insurance Group, Inc. on April 1,
1999, which contains notification of the Registrant's inability to file its Form 10-K by March 31, 1999. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1998, to be included in Form 10-K.


                        Very truly yours,



                        /s/ PricewaterhouseCoopers LLP


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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).